UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
Commission File Number: 001-33869
STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”), dated July 18, 2011, announcing a public offering of the Company’s shares of common stock the net proceeds of which expect to be used to fund a portion of the aggregate purchase price for two secondhand drybulk carriers it has contracted to acquire by August 31, 2011 and for general corporate purposes.

STAR BULK ANNOUNCES PUBLIC OFFERING OF 16,500,000 COMMON SHARES
     ATHENS, GREECE, July 18, 2011—Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK) today announced that it intends to offer and sell 16,500,000 common shares in an underwritten public offering. All of the shares in the offering are to be sold by Star Bulk. As part of the offering, the Company has granted the underwriters a 30-day option to purchase an additional 2,475,000 common shares to cover over-allotments, if any. The Company expects to use the net offering proceeds to fund a portion of the aggregate purchase price for two secondhand drybulk carriers it has contracted to acquire by August 31, 2011 and for general corporate purposes.
The common shares trade on the Nasdaq Global Select Market under the symbol “SBLK”.
Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as joint book-running managers for this offering and ABN AMRO Bank N.V., Cantor Fitzgerald & Co., Dahlman Rose & Company, LLC and FBR Capital Markets & Co. are acting as co-managers for this offering.
This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Deutsche Bank Securities, Attention: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311 (telephone: 1-800-503-4611) and RBC Capital Markets, Attn: Equity Syndicate, Three World Financial Center , 200 Vesey Street, 8th Floor , New York, New York 10281 (telephone: 1-877-822-4089).
A shelf registration statement relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Contacts:
Company:
George Syllantavos
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)
Date: July 18, 2011	By:	/s/ George Syllantavos
		Name:	George Syllantavos
		Title:	Chief Financial Officer